JAWS Hurricane Acquisition Corporation

1601 Washington Avenue, Suite 800
Miami Beach, FL 33139

June 9, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cara Wirth

Re:	JAWS Hurricane Acquisition Corporation Registration Statement on Form S-1

Filed February 25, 2021, as amended
File No. 333-253541

Dear Ms. Wirth:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JAWS Hurricane Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 10, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Matthew Walters
Matthew Walters
Chief Executive Officer and Director